MEMORANDUM
January 27, 2006
     This Memorandum, together with Amendment No. 2 to the Form S-3 (Commission File No. 333-130579) (the “Form S-3”) filed by Wheeling-Pittsburgh Corporation (the “Company”), sets forth the responses of the Company to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated January 25, 2006 with respect to the Form S-3.
Exhibit 5.1
COMMENT NO. 1:
     Please have counsel revise its legal opinion to cover the state law governing the Rights Agreement.
RESPONSE:
     Our counsel has revised its legal opinion in accordance with the Staff’s comment and filed the revised legal opinion as Exhibit 5.1 with Amendment No. 2 to the Form S-3.